EXHIBIT 12
CC HOLDINGS GS V LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Computation of earnings:
Income (loss) before income taxes	$133,157	$106,251	$114,170	$132,405	$105,376
Add:
Fixed charges (as computed below)	89,418	97,715	100,871	100,427	105,145
	$222,575	$203,966	$215,041	$232,832	$210,521
Computation of fixed charges and combined fixed charges:
Interest expense	$38,490	$47,088	$50,395	$50,395	$50,824
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,384	2,427	2,828	2,828	7,551
Interest component of operating lease expense	49,544	48,200	47,648	47,204	46,770
Fixed charges	89,418	97,715	100,871	100,427	105,145
Ratio of earnings to fixed charges	2.5	2.1	2.1	2.3	2.0
(Deficiency) excess of earnings to cover fixed charges	$133,157	$106,251	$114,170	$132,405	$105,376